SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2011

List of Exhibits:

1. Press Release entitled “Case Introduces DV Series Double Drum Compactors For Highways, Roads And Production Asphalt Paving”

2. Press Release entitled “Case Introduces Two New F Series Wheel Loaders”

3. Press Release entitled “New Holland Construction launches seven new skid steer loaders”

4. Press Release entitled “Kobelco Introduces Three New Mark 9 Excavators”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 25, 2011

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE INTRODUCES DV SERIES DOUBLE DRUM COMPACTORS

FOR HIGHWAYS, ROADS AND PRODUCTION ASPHALT PAVING

Three New Models Deliver Superior Performance and Productivity

LAS VEGAS (March 22, 2011) – Case Construction Equipment today introduced three new DV Series double drum, large asphalt compactors that provide versatility for all types of production asphalt paving applications.

Case DV Series compactors deliver dual amplitudes, dual frequencies and centrifugal forces to meet the needs of any paving application, from coarse bases to hot-mix asphalt surfaces. Independent drum vibration control, combined with two operating frequencies, provides the best possible compaction productivity. Hydrostatic drive is standard for all DV Series models.

The new Case DV207, DV210 and DV213 asphalt compactors meet the requirements of a wide range of asphalt projects with drum widths of 57 in (1450 mm), 66 in (1700 mm) and 83 in (2100 mm), respectively, and operating weights up to 28,725 lb (13,030 kg).

“The Case DV Series large asphalt compactors establish a new industry standard for performance, productivity and reliability,” said Woody Ferrell, Case global product marketing manager. “These new models significantly expand the Case compaction equipment product line and give contractors a superior choice for large-scale paving.”

(more)

Page Two / Case Introduces DV Series Double Drum Compactors

The Case Dual Drum Drive System—standard on the new DV Series machines—provides independent pumps for each drum. The pumps deliver 100-percent traction efficiency and eliminate slippage on the compacted surface. Plus, automatic vibration control ensures smooth starting and stopping, reducing damage to the asphalt mat. The Case vibratory system automatically starts when the drive lever is moved from neutral and stops when the lever is returned to neutral.

The combination of fuel-efficient Cummins diesel engines and 55-gallon (208 l) fuel tanks keeps the Case DV Series compactors on the job for up to 20 hours of non-stop production. Powerful front- and rear-facing halogen lights illuminate the jobsite for continued nighttime productivity. All three models feature large capacity, corrosion-free water tanks with multi-stage filtration systems. The articulated frame delivers a tight turning radius for working in confined areas.

These three new models add to the current Case line of DV201, DV202 and DV204 double drum compactors.

•	The DV213 model has a drum width of 83 in (2100 mm), an operating weight of 28,726 lb (13 030 kg) and a rated horsepower of 130 (97 kW).

•	The DV210 has a drum width of 67 in (1700 mm), an operating weight of 22,928 lb (10 400 kg) and is rated at 99 hp (74 kW).

•	The DV207 has a drum width of 57 in (1450 mm), an operating weight of 16,226 lb (7360 kg) and a power rating of 80 hp (60 kW).

Comfort features keep operator productivity high

The rear-mounted power train on Case DV Series compactors lowers noise, vibration and heat for the operator, resulting in the industry’s best work platform for all-day operations.

(more)

Page Three / Case Introduces DV Series Double Drum Compactors

“A comfortable operator is more productive and attentive to the job,” Ferrell said. “The DV Series ISO-mounted operator’s platform provides superior comfort for long workdays, and it provides best-in-class visibility to the drums and paved surface.”

A standard fixed ROPS work platform provides excellent operator protection. For all-weather operation, Case offers an optional heated and air-conditioned cab. The 180-degree rotating operator’s station with swivel seat gives the operator a full view to either side of the compactor and to interior gauging. The dual, multi-function, directional controls on both sides of the seat provide operation from the left or right position.

Easy, efficient maintenance

Case is known for designing fast and easy access to machine components for daily checkpoints and routine service. The new Case compactors feature a one-piece vertical-lift hood for easy, ground-level access to daily maintenance checkpoints. The DV Series compactors also feature spin-on fuel, engine oil and hydraulic filters for quick filter replacement and installation. All drive train components are easily accessible, minimizing maintenance time and maximizing productivity.

For additional Case DV Series compaction specifications, customer testimonials, competitive comparisons, finance offers and more, please visit www.casece.com. For a Case DV Series compaction demonstration, see your local Case dealer.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

# # #

For Immediate Release

Contact:

Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE INTRODUCES TWO NEW F SERIES WHEEL LOADERS

1021F and 1121F Wheel Loaders Sized for Quarry, Aggregate Applications

LAS VEGAS (March 23, 2011) – Case Construction Equipment today expanded its new F Series wheel loader product line with two all-new models, the 1021F and 1121F. The products expand the Case wheel loader line into a new size class. The machines are specifically engineered for quarry, aggregate and truck-loading applications.

“Case is taking the industry lead with the new F Series wheel loaders,” said Tim O’Brien, Case marketing manager. “We’ve launched these Case wheel loaders with new highly-efficient, high-horsepower engines and advanced SCR emissions technology. So the machines will respond faster—and you’ll save fuel.”

O’Brien added that operators will boost their productivity with F Series enhancements like joystick steering, selectable power modes and a rearview camera. He also pointed out that Case is introducing an all-new hydro-mechanical transmission package. “This will provide additional fuel savings, faster acceleration and faster hydraulic cycle times. The bottom line is F Series wheel loaders will out-produce other machines at a lower cost,” he said.

The two new F Series wheel loaders join the current 721F, 821F and 921F line up.

•	The 1021F features a 296 hp (221kW) engine, a 5.5-yd3 (4.2-m3) bucket, a dump height of 121 in (3075 mm) and an operating weight of 53,500 lb (24 318 kg).

•	The 1121F, rated at 320 hp (239 kW), has a 6.25-yd3 (4.8-m3) bucket, a dump height of 126 in (3200 mm) and an operating weight of 60,800 lb (27 636 kg).

(more)

Page Two / Case Introduces Two New F Series Wheel Loaders

Boost your productivity

Case designed the new 1021F and 1121F Series wheel loaders from the ground up for the aggregate and quarry market to boost operator productivity and reduce owning and operating costs.

To increase productivity and meet Tier 4 Interim emissions standards, Case is the first manufacturer to introduce selective catalytic reduction (SCR) technology for wheel loaders.

“With the SCR technology, Case is making what was already the industry’s most fuel-efficient line of wheel loaders even more fuel efficient,” explained O’Brien. “At the same time, the F Series engines ‘breathe freer’ than engines with a cooled exhaust gas recirculation (CEGR) solution. This lets wheel loaders respond to the throttle faster.” He said in addition to letting the engine generate power easier, other advantages of SCR technology include improving fuel efficiency and reducing long-term maintenance costs.

The 1021F and 1121F wheel loaders provide fast acceleration, quick cycle times and high production. The new high-horsepower Case engines also feature variable-geometry turbochargers. In addition, the Case wheel loaders have four power modes—Economy, Standard, Max and Auto—to let operators match the engine power to their needs.

A new idle-management feature maximizes fuel economy and allows owners to meet local idle reduction regulations. Using the fuel-saver mode, the operator can limit the time the machine idles in five-minute increments. Helping to protect the engine is a standard diagnostic and engine shutdown feature.

New hydro-mechanical transmission

The new Case 1021F and 1121F wheel loaders are available with the industry’s first hydro-mechanical transmission. It offers all the advantages of hydrostatic drive, along with the durability and features of a conventional mechanical transmission.

(more)

Page Three / Case Introduces Two New F Series Wheel Loaders

The new transmission intelligently adjusts the mix of power delivery depending on travel speed. The hydrostatic pumps and motors work at lower speed for quick response, smoothness and efficiency. At higher speeds, power transmission is mixed with mechanical gears. At the highest speed, the mechanical portion of the transmission does most of the work in direct-drive mode, along with a lock up torque converter.

Cab comfort

Several new comfort features will boost operator productivity. A new rearview, wide-angle camera provides live video to a color monitor in the cab. The camera option nearly eliminates blind spots and is ideal for operating around other machines or workers.

The cab offers an unobstructed view to both edges of the bucket or attachment, while a wide window and sloping hood provide clear vision to the rear.

“At a busy quarry, aggregate pit or construction jobsite, it’s important to have excellent visibility to all corners of the vehicle,” O’Brien said. “The Case F Series wheel loaders offer better rear visibility than any competitor in the market and a panoramic view to the front and sides to increase operator confidence and productivity.”

As in previous models, the Case F Series wheel loaders include an advanced instrument cluster to enable operators to adjust various functions without relying on a service technician.

The award-winning Case joystick steering also is offered with these new models. Case lets operators switch between the joystick for fast-cycle, operator-spotted tight truck loading or steering wheel for longer cycles and load-and-carry tasks.

(more)

Page Four / Case Introduces Two New F Series Wheel Loaders

Extended-reach models

Case optimized the standard Z-bar linkage for higher hydraulic flows. Upgraded axles include a standard axle-cooling system, and optional hydraulically-locking front differential to adapt to duties in heavy construction applications.

In addition to the Z-bar loader, Case offers XR extended-reach models for the 1021F and 1121F wheel loaders. The extended-reach option adds 21 in (533 mm) of hinge pin height to the 1021F, and 15 in (381 mm) to the 1121F.

The 1021F and 1121F wheel loaders feature longer wheel bases and a lower center of gravity. Case also reduced the overall height for easier highway transport.

Easy serviceability

The new Case 1021F and 1121F wheel loaders offer the same easy service access and maintainability that Case builds into all its products. These features include an easy flip-up hood, environmentally safe fluid drains, sight gauges and grouped, ground-level service checkpoints.

For additional wheel loader product specifications, customer testimonials, competitive comparisons, finance offers and more, please visit www.casece.com. For a Case wheel loader demonstration, see your local Case dealer.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

# # #

Press contact
Tom McLaughlin	Tim Montgomery
262/636-7498	630/377-2555, ext. 102
New Holland Construction	Cooper Hong Inc.
thomas.mclaughlin@cnh.com	tmontgomery@cooperhong.com

New Holland Construction launches seven new skid steer loaders

Customers will work faster, smarter and more profitably

LAS VEGAS (March 23, 2011) – New Holland Construction today introduced seven skid steer loaders. With the new 200 Series, New Holland maintains the best-in-class forward dump height and reach with the Super Boom® loader vertical lift design – and introduces breakthrough productivity improvements. The new skid steers culminate five years of customer research, design and engineering improvements.

“New Holland skid steers are built around our customers’ needs. Our engineers used input from hundreds of customers to design the new 200 Series line-up,” said Dave December, marketing manager at New Holland Construction. “The New Holland skid steer loaders have been engineered from the ground up. No matter what your line of work, construction, landscaping or agriculture, you’ll work faster, smarter and more profitably with our new skid steers.”

The New Holland L218, L220, L223, L225 and L230 skid steer loaders feature the patented vertical lift Super Boom® design, delivering best-in-class forward dump height and reach.

“With our new Super Boom loader arm, New Holland skid steer loaders deliver superior lift and reach,” December said. “Unlike competitive models, they can load material to the center of trucks, finishing jobs faster.” The 53-degree dump angle on the 200 Series skid steer loaders is also best-in-class. This lets operators empty the bucket faster, increasing cycle times and productivity.

(more)

New Holland Construction

621 State Street – Racine, WI 53404

Tel. 262 636 6011

www.newholland.com

New Holland Construction launches seven new skid steer loaders

The new self-leveling bucket feature on the five models with the Super Boom design allows attachments to maintain the preset location throughout the lift cycle.

“Customers using pallet forks or other attachments to load materials into confined spaces will appreciate the extra work they’ll be able to complete with the self-leveling feature,” December said.

For long load and carry operations, the optional Glide Ride feature on the five New Holland skid steer loader models with the Super Boom design ensures a smooth ride over the roughest job site.

These five models are rated from 57 hp (42 kW) to 84 hp (63 kW). The L218 has an operating weight of 5,850 lbs (2,660 kg) and a bucket breakout force of 5,435 lbs (24.2 kN). The L230 has an operating weight of 8,300 lbs (3,765 kg) and a bucket breakout force of 8,585 lbs (38.2 kN).

Two new radial lift models introduced

New Holland also introduced two compact models, the L213 and L215. Each features a radial lift design, providing excellent digging performance.

“Unlike other manufacturers, New Holland outfits its smaller units with a full-size cab and all the premium features,” December explained. “This includes air ride seats, heat, air conditioning, Glide Ride, self-leveling bucket and more. Plus, we beefed up our engines with 20 percent more horespower than their L Series predecessors.” A heavy-duty, 1,000 cold cranking amp battery is also standard.

The L213 is rated at 43 hp (31.8 kW), with a rated operating capacity of 1,300 lbs (590 kg) and a bucket breakout force of 4,150 lbs (18.5 kN). The L215 is rated at 49 hp (36.3 kW), with a rated operating capacity of 1,500 lbs (680 kg) and a bucket breakout force of 4,150 lbs (18.5 kN).

(more)

2

New Holland Construction launches seven new skid steer loaders

Superior cab comfort and visibility

“A comfortable operator is a productive operator,” December said. “Our New Holland 200 Series skid steer loaders provide a superior working environment. Check out the competition.”

The New Holland cab is the widest, most comfortable cab in the industry, providing more head and foot room, and offering superior visibility in critical zones.

The New Holland cab is equipped with many new features, including:

•      A keyless start

•      An ergonomically designed joy stick with all controls

•      Switchable ISO and H-pattern control options

•      Full-body heating and air conditioning

•      A high-intensity lighting package

•      An ultra-thin screen protection system that provides superior job site visibility

•      Large rear window

•      A heated air ride seat option

“New Holland skid steer loaders give operators a 360-degree view of the job site,” December said. “The new rear window provides best-in-class rear visibility. And the new lighting package delivers superior job site visibility.”

Unmatched stability

Stability is an important part of being productive on the job site. The increased wheelbase on the New Holland 200 Series skid steer loaders allows operators to lift and haul more material, increasing productivity.

“With the longest wheelbase in the industry, and a low center of gravity, New Holland skid steers are the most stable on the market,” December said. “This design will make even novice operators confident on the job, especially when carrying heavy loads.”

(more)

3

New Holland Construction launches seven new skid steer loaders

New Holland 200 Series skid steer loaders also feature large, 16- to 25.5-gallon (60.5 to 96.5 L) fuel tanks, allowing operators to work 10 to 12 hours before refueling.

Time-saving maintenance

Daily maintenance on the 200 Series skid steer loaders is quick and easy, so operators can stay on schedule. Regular ground-level maintenance points are grouped together and service can be performed by opening the rear engine compartment and door.

For complete access to major components, the service technician only needs to remove two nuts and washers to tilt the cab forward. There is nothing to disconnect, and no special tools required. The new hydraulic system uses hydraulic oil, extending the service internal to 2,000 hours and significantly reducing the amount of disposed oil.

Attachments increase versatility

New Holland offers more than 50 skid steer loader attachments—including augers, brooms, dozer blades, grapples, hammers, pallet forks and rakes—to handle countless construction, landscaping or agricultural jobs. From material handling, digging, lifting and hammering, to trenching, planing or drilling, operators can count on New Holland attachments to boost their productivity. For customers who frequently change attachments, the new skid steer loaders feature a hydraulic heavy-duty coupler.”

The 200 Series skid steer loaders also include proportional auxiliary control as a standard feature on all models.

“Equipment operators can count on New Holland skid steers 24/7. They’re bigger, badder and better,” December said. “Plus, customers can count on more than 900 New Holland dealers across North America for sales, service and support.”

(more)

4

New Holland Construction launches seven new skid steer loaders

To learn more about the New Holland skid steers, visit www.newholland.com/200series.

For additional New Holland Construction information, finance offers and more, please visit www.newholland.com. For a New Holland skid steer loader product demonstration, see your local New Holland dealer.

New Holland Construction manufactures and markets a full line of skid steer loaders, compact track loaders, loader backhoes, tractor loaders, excavators, compact and full-sized wheel loaders, crawler dozers, motor graders and telehandlers. More information is available at www.newholland.com. New Holland is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

# # #

5

FOR IMMEDIATE RELEASE

Contact:
Tom McLaughlin	Tim Montgomery
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	tmontgomery@cooperhong.com

KOBELCO INTRODUCES THREE NEW MARK 9 EXCAVATORS

RACINE, Wis. (March 25, 2011) – Kobelco Construction Machinery America today introduced three new full-size, high performance excavators. The new Kobelco Mark 9 excavators – the SK260-9, SK295-9 and SK350-9 – deliver exceptional fuel efficiency and productivity.

The new Mark 9 excavators feature an upgrade to Kobelco’s legendary intelligent hydraulics, and introduce a new Economy power mode. The machines launch the industry’s first selective catalytic reduction (SCR) emission solution for excavators. The excavators also feature a new ROPS/FOPS cab for a more comfortable work environment.

“With the new Mark 9 models, Kobelco continues its tradition as a technology leader,” said Reece Norwood, Kobelco platform manager. “Long known for delivering the precise control and feel that expert operators prefer, these new Kobelco excavators can dig the trench, crane the pipe and finish with even better precision. Plus, our new SCR solution will deliver more engine power and fuel efficiency.”

The operating weights for the Kobelco Mark 9 excavators range from 59,524 to 80,909 lbs (27,056 to 36,000 kg), and dig depths range from 23 ft (7 m) to 24 ft 10 in (7.56 m). These three new models deliver 181, 197 and 269 horsepower (135, 147 and 201 kW), respectively.

(more)

Page Two / Kobelco Introduces Three New Mark 9 Excavators

Improved controllability and productivity

The upgraded Intelligent Total Control System™ (ITCS) on all three excavators incorporates the culmination of three generations of continuous improvement in hydraulic controls, based on extensive customer input and product testing.

“The Kobelco Mark 9 excavators set the industry standard in terms of controllability, especially in multifunction applications,” Norwood said. “Operators will appreciate the impressive control and smoothness, and the added confidence will make them even more productive. The ease of operation allows even a novice excavator operator to be productive on the job.”

By choosing SCR technology for meeting Tier 4 Interim emissions regulations, Kobelco provides leadership in engine performance, productivity and fuel efficiency. SCR is an after-treatment solution that allows the excavator’s engine to do what it does best – generate power. The high efficiency in the combustion process significantly reduces fuel consumption.

The new Mark 9 excavator engines also provide a new Economy work mode that takes Kobelco’s patented ITCS to a new level, maintaining productivity while increasing fuel efficiency by an average of 10 percent over previous models. A new control monitor provides key operating data, including a new function which graphs fuel consumption per hour, and a rear camera view.

Meeting a wide range of applications

The largest of the new Mark 9 excavators, the SK350-9 is one of the most productive machines in its size class. This machine is engineered for heavy applications, including road and bridge, sewer and underground utilities and mainline pipeline construction.

To meet customers’ needs for a wide variety of applications, the Kobelco Mark 9 excavators are available with several factory-available configurations – including High &

(more)

Page Three / Kobelco Introduces Three New Mark 9 Excavators

Wide, Long Reach and Mass Excavation versions – and a choice of three undercarriage options. Heavy-duty frames, booms, arms and undercarriages are standard on all three Mark 9 excavators.

The SK260-9 Long Reach has a maximum reach of more than 60 feet. The SK295-9 High & Wide has a more stable stance, making it ideal for such applications as craning large pipe, loading out trucks, and scrap and forestry work.

Additional features on the new Kobelco Mark 9 excavators include a rear-view camera to expand the operator’s view to the back of the machine, rear work lamps for improved visibility, swing flashers and step extensions. For even greater productivity and precision, Kobelco Mark 9 excavators are compatible with grade control systems from leading suppliers to meet customer preference and applications.

Kobelco also offers a new tooth system on buckets for increased productivity and uptime. The Kobelco SmartFit™ durable bucket tooth system with tips can be quickly switched without hammering pins.

One of the industry’s leading excavator manufacturers, Kobelco’s full range of excavators is found on major construction job sites and highway projects across North America. In addition to the new Mark 9 models, Kobelco also offers a full range of compact, short-radius, mid-size and Bladerunner excavators.

For full-size excavator product information, please visit www.kobelcoamerica.com. For a Kobelco full-size excavator product demonstration, see your local Kobelco dealer.

Kobelco Construction Machinery America specializes in the production of compact, mid-size and full-size excavators ranging from 1.8 to 89 tons. The success of Kobelco Construction has been built on our dedication to total customer satisfaction. Backed by outstanding factory support and a network of nearly 200 North American dealers, customers count on Kobelco Construction for their competitive edge. More information is available at www.kobelcoamerica.com.

Kobelco Construction Machinery America LLC is a joint venture between subsidiaries of CNH and Kobelco Construction Machinery. More information about CNH can be found online at www.cnh.com.

# # #